FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

29 September 2004

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]                        Form 40-F [  ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]                        No [X]

        If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC (Registrant)

Date: 29 September 2004	By: Steven John Webb Steven John Webb Group Company Secretary and General Counsel

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of shareholder having a major interest

	PREMIER FARNELL PLC		FMR CORP (FIDELITY)

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
NON-BENEFICIAL

BANK OF NEW YORK BRUSSELS
BANK OF NEW YORK LONDON
BANK OF NEW YORK BRUSSELS
CHASE MANHATTAN BANK AG
FRANKFURT
CHASE MANHATTAN BANK LONDON
CITIBANK
CLYSESDALE BANK PLC
DEUTSCHE BANK
DEUTSCHE BANK
HSBC CLIENT HOLDINGS NOMINEE
(UK) LIMITED
JP MORGAN
MELLON BANK
MELLON NOMINEES LTD
MORGAN STANLEY
NATIONAL AUSTRALIA BANK
NORTHERN TRUST
PICG
STATE STREET BANK & TRUST
STATE STREET HONG KONG
STATE STREET BANK & TRUST
CHASE MANHATTAN BANK, LONDON
CHASE MANHATTAN BANK, LONDON
BANK OF NEW YORK
BT GLOBENET NOMINEES LIMITED
JP MORGAN
LLOYDS BANK NOMINEES LIMITED
NORTHERN TRUST
STATE STREET BANK & TRUST
STATE STREET NOMINEES LTD
SUMITOMO T&B
BANK OF NEW YORK
CITIBANK
HSBC

904,800
2,058,400
240,400
216,300

1,286,294
50,600
181,600
219,800
313,843
9,600

1,428,900
256,100
130,600
721,400
20,900
3,222,300
11,800
45,400
28,400
589,500
226,882
2,009,646
522,200
968,600
110,600
3,000
526,400
291,700
111,000
364,690
328,800
480,100
226,800

5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

	NOT DISCLOSED	NOT DISCLOSED			NOT DISCLOSED		NOT DISCLOSED

9.	Class of security	10.	Date of transaction	11.	Date company informed

	ORDINARY SHARES OF 5P EACH		NOT DISCLOSED		28 SEPTEMBER 2004

12.	Total holding following this notification	13.	Total percentage holding of issued class following this notification

	18,107,355		4.99%

14.	Any additional information	15.	Name of contact and telephone number for queries

STEVEN WEBB COMPANY SECRETARY PREMIER FARNELL PLC 150 ARMLEY ROAD LEEDS LS12 2QQ TEL. 0113 387 5277

16.	Name and signature of authorised company official responsible for making this notification

STEVEN WEBB COMPANY SECRETARY

Date of notification: 29 SEPTEMBER 2004